UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-7758

REPORT FOR PERIOD

October 1, 2004 to December 31, 2004

PURSUANT TO RULE 24

In the matter of:

CSW Energy, Inc.
Columbus, Ohio 43215

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), a wholly owned subsidiary of AEP Utilities, Inc. Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects (“IPP’s”).

Attached is the information required pursuant to HCAR 35-26417.

(1)	A balance sheet as of the relevant report date. See Exhibit A.

(2)	Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)	Name, owner, and location of each IPP served by CSW Energy during the quarter. None.

(4)	The amount of compensation received for each IPP project. None.

(5)
Information on intercompany transactions with CSW Energy related to CSW Energy’s consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate company.   None.

Exhibit A

CSW Energy, Inc.
Balance Sheet
December 31, 2004
(Unaudited)
($000‘s)

Assets

Current Assets:
Cash and Cash Equivalents	$8,886
Accounts Receivable	5,655
Prepaid Expenses and Other	3,971
Total Current Assets	18,512
Investments In and Advances to Energy Projects	33,221
Notes Receivable - Affiliate	78,121
Other Assets:
Construction in Progress and Project Development Costs	189
Property, Plant, and Equipment, net	122,631
Other	221
Total Other Assets	123,041
Total Assets	$252,895
Liabilities and Shareholder's Equity
Current Liabilities:
Accounts Payable	$587
Taxed Accrued	48,680
Accrued Liabilities and Other	4,801
Total Current Liabilities	54,068

Notes Payable - Affiliate	1,002
Long-term Debt	67,109
Deferred Income Taxes	51,327
Other	5,239
Total Liabilities	178,745
Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	93,697
Accumulated Deficit	(19,548)
Total Shareholder's Equity	74,150
Total Liabilities and Shareholder's Equity	$252,895

Exhibit B

CSW Energy, Inc.
Statements of Operation
For the Twelve Months Ended December 31, 2004 and 2003
(Unaudited)
($000‘s)

	2004	2003
OPERATING REVENUE:
Electric Revenues	$13,753	$12,424
Equity in Income from Energy Projects	9,620	16,712
Operating and Maintenance Contract Services	12,812	13,178
Other	-	1,180
Total Operating Revenues	36,185	43,494

OPERATING EXPENSES:
Operating, Maintenance and Supplies	12,055	9,384
Depreciation and Amortization	9,229	7,807
Salaries, Wages and Benefits	4,534	4,681
General and Administrative Expenses	10,479	12,050
Total Operating Expenses	36,297	33,922

INCOME (LOSS) FROM OPERATIONS	(112)	9,572

OTHER INCOME (EXPENSE):
Interest Income	8,890	3,551
Interest Expense	(7,344)	(7,316)
Sale of Project Ownership Interest	104,623	-
Provision for Asset Impairment	(1,650)	(70,000)
Other	1,532	10,608
Total Other Income (Expense)	106,051	(63,157)

INCOME (LOSS) BEFORE INCOME TAXES	105,939	(53,585)

INCOME TAX EXPENSE (BENEFIT)	30,379	(24,031)
INCOME (LOSS) BEFORE DISCONTINUED
OPERATIONS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	75,560	(29,554)

DISCONTINUED OPERATIONS, NET OF TAX	-	(14,045)

CUMULATIVE EFFECT OF ACCOUNTING	-	(120)
CHANGE, NET OF TAX
NET INCOME (LOSS)	$75,560	$(43,719)

S I G N A T U R E

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 2nd day of March, 2004.

/s/  Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation